Exhibit (a)(4)

SJW Group Board of Directors Unanimously Rejects California Water Service Group’s Unsolicited Cash Tender Offer

Reaffirms Unanimous Recommendation in Support of Signed, Definitive and Value-Accretive Merger Agreement with Connecticut Water Service

Urges Stockholders Not to Tender Their Shares to Cal Water’s Inferior, Stale and Highly Conditional Tender Offer

San Jose, CA – June 15, 2018 – SJW Group (NYSE: SJW) (the “Company”) today announced that its Board of Directors, following a careful and thorough review in consultation with SJW Group’s management as well as legal and financial advisors consistent with its fiduciary duties, unanimously rejected the highly-conditional unsolicited tender offer made by California Water Service Group (NYSE: CWT) (“Cal Water”) to acquire all outstanding shares of SJW Group at a price of $68.25 per share in cash. The Board recommends that SJW Group shareholders NOT tender their shares into Cal Water’s offer (the “Offer”) and reaffirms its recommendation that SJW Group stockholders vote FOR the signed, definitive merger agreement with Connecticut Water Service, Inc. (NASDAQ: CTWS) (“Connecticut Water”).

“My fellow directors and I carefully reviewed all aspects of Cal Water’s tender offer and unanimously concluded that its terms are effectively no different than those in Cal Water’s recent unsolicited non-binding indication of interest that we also carefully reviewed and rejected,” said Robert A. Van Valer, the lead independent director of SJW Group’s Board of Directors and trustee of the Roscoe Moss Jr. Revocable Trust, which is the largest stockholder of the Company. “Simply put, there’s nothing new here – it’s the same, highly conditional approach, just with a new moniker on the front cover.”

“What Cal Water calls a ‘common sense combination’ is in reality the same inferior, uncertain, and non-binding indication of interest, dressed up as a tender offer, but every bit as conditional, with a lengthy and uncertain timeline to close and the risk of significant tax consequences for our stockholders. We note particularly that the tender offer is explicitly conditioned on the SJW Board’s approval under the Delaware anti-takeover statute or Cal Water otherwise being satisfied that the Delaware anti-takeover statute is inapplicable, which means that Cal Water cannot realistically succeed with its illusory tender offer and merger without the approval of our Board. What’s more, it cannot possibly be described as ‘binding’ since it can be withdrawn by Cal Water at any time.”

In its careful review of Cal Water’s tender offer, SJW Group’s Board also took into consideration the impact the offer would have on SJW Group’s and its subsidiaries’ credit ratings and related cost of capital. In a report issued on June 12, 2018, S&P Global Ratings lowered its rating outlook on Cal Water from stable to negative to reflect “increased downside event risk associated with a potential transaction with [SJW Group].” This event risk includes, according to S&P Global Ratings, “the potential for [Cal Water’s] financial measures to weaken further in light of the announced cash tender offer.” These new ratings, which result directly from Cal Water’s decision to launch its unsolicited tender offer, are in direct contrast with S&P Global Ratings’ favorable perspective this past March about the positive impact SJW Group’s proposed merger of equals with Connecticut Water would have on San Jose Water Company’s credit rating. In the March report, S&P Global Ratings stated that it expects “the additional regulatory diversity and scale for the newly combined entity to improve the consolidated group credit profile if the merger is completed.”

SJW Group’s Board also believes that Cal Water’s tender offer, in addition to being inadequate in its own right, would deny SJW Group’s stockholders the opportunity to share in the value creation and numerous benefits expected to arise from the merger with Connecticut Water. The Board believes that SJW Group’s merger with Connecticut Water will deliver significant immediate and long-term value to SJW Group’s stockholders in the form of continued, robust dividends and potential share price appreciation and benefits to customers, all employees and the combined company’s communities in the form of lower cost infrastructure investments, sharing of best-practices and environmental stewardship, and increased career advancement opportunities.

The reasons for the SJW Group Board’s recommendation to reject Cal Water’s tender offer are set forth in more detail in a solicitation/recommendation statement on Schedule 14D-9, which is being filed with the Securities and

Exchange Commission (“SEC”) and disseminated to stockholders. In reaching the conclusions and in making the recommendation described above, the Board considered numerous factors, including, but not limited to, the following from SJW Group’s Schedule 14D-9:

•	The Offer neither constitutes nor is reasonably likely to lead to a SJW Superior Proposal under the Company’s existing Merger Agreement with Connecticut Water.

•	The Offer significantly undervalues SJW Group’s long-term prospects, particularly in light of the Merger of Equals.

•	The Offer involves high execution risk:

•	Because Cal Water does not have cash on hand sufficient to consummate the Offer nor does it have committed financing for this purpose; and

•	Due to the need for regulatory approval in California and significant debt financing.

•	Incurrence of a substantial amount of additional indebtedness would likely result in downgrades to Cal Water’s credit ratings, which would increase its borrowing costs and reduce the funds available to invest in needed infrastructure expenditures.

•	The Offer values the Company below the price that Cal Water proposed to pay in the fall of 2017.

•	The Board believes that the Offer price is below the price that prospective acquirors would be willing to pay in an acquisition of SJW Group, whether now or in the future.

•	The Offer’s conditions create significant uncertainty and risk, raising significant doubts about whether it will ever be completed.

•	Cal Water has discretion to extend the Offer indefinitely, and stockholders have no assurance they will receive payment in a timely fashion for shares tendered.

Copies of the Schedule 14D-9 and solicitation/recommendation statement are available on the SEC’s website at www.sec.gov and on the Company’s website at www.sjwgroup.com. Stockholders may also request additional copies of the Schedule 14D-9 by contacting the Company’s information agent, Georgeson, toll-free at (866) 357-4029 or by e-mail at SJW@Georgeson.com.

J.P. Morgan Securities LLC is serving as financial advisor to SJW Group, and Skadden, Arps, Slate, Meagher & Flom LLP is legal counsel.

Forward Looking Statements

This document contains forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the proposed business combination transaction between SJW Group and Connecticut Water Service, Inc. (“Connecticut Water”) may not be satisfied or waived, including the risk that required approvals from the security holders of each party to the proposed transaction are not obtained; (2) the risk that the regulatory approvals required for the proposed transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the proposed transaction; (6) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the proposed transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in its filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018, and Connecticut Water’s overall business and financial condition, including those more fully described in its filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In response to the tender offer for all the outstanding shares of common stock of SJW Group commenced by California Water Service Group (“California Water”) through its wholly owned subsidiary, Waltz Acquisition Sub, Inc., SJW Group has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and shareholders of SJW Group are urged to read the solicitation/recommendation statement on Schedule 14D-9 and other documents that are filed or will be filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of SJW Group may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. These materials are also available free of charge at SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. In addition, copies of these materials may be requested from SJW Group’s information agent, Georgeson LLC, toll-free at (866) 357-4029.

ADDITIONAL IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and may be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, registration statement on Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. Investors and shareholders of SJW Group and Connecticut Water are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus and all other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain or will contain important information about the proposed transaction and related matters. Investors and shareholders of SJW Group and Connecticut Water may obtain free copies of the registration statement on Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.

Contacts

Investors

Andrew Walters

Chief Administrative Officer, SJW Group

408-279-7818, andrew.walters@sjwater.com

Georgeson LLC

William Fiske / Edward Greene

212-440-9800; 866-357-4029, SJW@Georgeson.com

Media

Jayme Ackemann

Director, Corporate Communications, SJW Group

408-918-7247, jayme.ackemann@sjwater.com

Abernathy MacGregor

Ian Campbell, 213-630-6550, idc@abmac.com

Chuck Dohrenwend, 212-371-5999, cod@abmac.com

Kendell Moore, 212-371-5999, kem@abamac.com